11 Harbor Park Dr Port Washington, NY 11050

September 6, 2007

Mr. William Choi
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.W.
Washington, D.C. 20549

Re: Systemax Inc. Form 10-K for Fiscal Year Ended December 31, 2006 Forms 10-Q for Fiscal Quarters Ended March 31, 2007 and June 30, 2007 Filed May 10, 2007 and August 9, 2007 File No. 1-13792

Dear Mr. Choi:

In connection with our response letter to you dated September 6, 2007, the Company understands and agrees that the Company is responsible for the adequacy and accuracy of the disclosure, that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely, /s/ Lawrence P. Reinhold Lawrence P. Reinhold Systemax Inc. Executive Vice President and Chief Financial Officer